40-33



AIM INTERNATIONAL MUTUAL FUNDS

811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 4, 2005


05060954


RECEIVED
MAY 16 2005
183
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, In Regards to Mutual Funds Investment Litigation, a copy of an **Lead Plaintiffs' Opposition to Motions to Dismiss the INVESCO Consolidated Amended Class Action Complaint** in *Richard Lepera, On Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,



Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth



S:\srr\Litigation\Lepera v Invesco\Corr\L-050405SEC.doc
050405 (1) vtt


RECEIVED
MAY 16 2005
PROCESSING
SECTION
183

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-02	MDL 1586 Case No. 04-MD-15864 (Judge J. Frederick Motz)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

LEAD PLAINTIFF'S OPPOSITION TO MOTIONS TO DISMISS THE
INVESCO CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Statutes, Rules & Regulations

Lead Plaintiff, the City of Chicago Deferred Compensation Plan ("Lead Plaintiff" or "Chicago"), on behalf of all persons that purchased and/or held Invesco mutual funds advised by Invesco Funds Group, Inc. ("Invesco") during the period from December 5, 1998 to November 24, 2003, inclusive (the "Class Period"), and were harmed by a pattern of trading practices known as "market timing" and/or "late trading," hereby opposes the omnibus motions to dismiss and supplemental briefs filed against the Consolidated Amended Class Action Complaint ("Complaint") styled *Richard Lepera v. Invesco Funds Group, Inc.*, Case No. 04-cv-00814-JFM.[1]

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[1] This opposition incorporates by reference all arguments contained in Class Plaintiffs' Memorandum Of Law In Response To Defendants' Omnibus Briefs In Support Of Their Motions To Dismiss ("Omnibus Opposition" or "Omn. Opp.") filed in response to defendants' three omnibus motions to dismiss on April 22, 2005. To the extent that arguments in defendants' supplemental briefs are not expressly responded to herein, they are responded to – if necessary at all – in the Omnibus Opposition. This brief specifically supports the above-caption Consolidated Amended Class Action Complaint ("Complaint") and responds to any and all memoranda filed in support of defendants' motions to dismiss the Complaint, including:

-Defendant Charles Schwab & Co.'s Supplemental Memorandum of Law in Support of the Broker Dealer Intermediary Defendant's Motion to Dismiss the Consolidated Class Action and Derivative Complaints, filed on Mar. 7, 2005 (docket entry no. 447) ("Charles Schwab Supp.")

-Supplemental Memorandum of Law of the JP Morgan Defendants in Support of Their Motion to Dismiss the Consolidated Class Action and Derivative Complaints, filed on Mar. 7, 2005 (docket entry no. 448) ("JPM Supp.")

-Broker Dealer Intermediary Defendants' Motion to Dismiss the Consolidated Class Action and Derivative Complaints Supplemental Memorandum of Defendants Citigroup, Inc., Citigroup Global Markets Holdings Inc. and Salomon Smith Barney, Inc. filed on Mar. 7, 2005 (docket entry no. 450) ("SSB Supp.")

-Defendants Prudential Securities Incorporated and Prudential Financial, Inc.'s Supplemental Memorandum of Law in Support of the Broker Dealer Intermediary Defendants' Omnibus Motion to Dismiss Consolidated Class Action and Derivative Complaints, filed on Mar. 7, 2005 (docket entry no. 454) ("Prudential Supp.")

-Supplemental Memorandum of Law of Defendant Bear Stearns in Support of Broker Dealer Intermediary Defendants' Motion to Dismiss the Consolidated Class Action and Derivative Complaints filed on Mar. 7, 2005 (docket entry no. 457) ("Bear Stearns Supp.")

I. BACKGROUND AND OVERVIEW

Invesco has now admitted that, contrary to the representations in the prospectuses covering the sale of Invesco mutual funds during the Class Period, it permitted market timing to occur during the Class Period, and that innocent investors were harmed as a result of this activity. Invesco ¶6.[2] Indeed, Invesco encouraged and facilitated this conduct, despite knowledge of the harm that market timing caused to long-term investors, primarily to increase the size of the asset portfolios under management and, in turn, Invesco's fees for managing these portfolios. *Id.* Invesco (including the "Invesco Defendants") did not act alone, however. As is

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-Supplemental Memorandum in Further Support of the Motion to Dismiss the Class and Derivative Claims Asserted Against the Bank of America Entities in Non-Bank of America Sub-Tracks, filed on Mar. 8, 2005 (docket entry no. 463) ("Bank of America Supp.")

-Supplemental Memorandum of Law of Defendants Canadian Imperial Bank of Commerce, CIBC Securities, Inc., CIBC World Markets Corp. and Canadian Imperial Holdings, Inc. in Further Support of Their Motion to Dismiss the Shareholder Complaints, filed on Mar. 9, 2005 (docket entry no. 472) ("CIBC Supp.")

-Supplemental Memorandum of Law in Support of Morgan Stanley DW's Motion to Dismiss, filed on Mar. 7, 2005 (docket entry no. 452) ("Morgan Stanley Supp.")

-Memorandum of Law in Support of Pershing LLC's Supplemental Motion to Dismiss the Consolidated Amended Class Action Complaint, filed on Mar. 7, 2005 (docket entry no. 451) ("CSFB/Pershing Supp.")

-Defendant James Lewis' Motion to Dismiss for Lack of Personal Jurisdiction, filed on Mar. 7, 2005 (docket entry no. 456) ("Lewis Supp."), and supporting affidavit ("Lewis Aff.")

-Defendant Kraig Kibble's Motion to Dismiss for Lack of Personal Jurisdiction, filed on Mar. 7, 2005 (docket entry no. 458) ("Kibble Supp."), and supporting affidavit ("Kibble Aff.")

-Defendant James Lin's Motion to Dismiss for Lack of Personal Jurisdiction, filed on Mar. 7, 2005 (docket entry no. 459) ("Lin Supp."), and supporting affidavit ("Lin Aff.")

-Consolidated Supplemental Memorandum of Law in Support of the Invesco Independent Trustees and the Fund Registrants' Motions to Dismiss the Derivative and Class Action Complaints, filed on Mar. 7, 2005 (docket entry no. 460) ("Registrant Supp.")

-Supplemental Memorandum of Invesco Defendants in Further Support of Motion to Dismiss Consolidated Amended Class Action Complaint, filed on Mar. 9, 2005 (docket entry no. 475) ("Advisor Supp.").

[2] References to the Complaint are designated "Invesco ¶__."

summarized in the Omnibus Opposition, and detailed in the Complaint, the Trader Defendants or "Timer Defendants" were provided special arbitrage opportunities not afforded to other investors in exchange for offering substantial business and other *quid pro quo* arrangements. And the "Broker Defendants" used their connections with the Invesco Defendants to negotiate market timing arrangements and execute timing trades on behalf of the Timer Defendants. Invesco ¶¶7-8. To hide the schemes from the investing public, the Invesco Defendants violated the securities laws by omitting disclosure of their market timing arrangements in offering documents. And all profited handsomely at the expense of ordinary long-term investors, such as Lead Plaintiff Chicago.

II. DISCUSSION

A. The Complaint Sufficiently Alleges Claims Against The Invesco Defendants

As detailed in the Complaint, market timers and late traders were welcomed to rapidly trade various Invesco mutual funds pursuant to special arrangements, euphemistically named "special situations" by the Invesco Defendants.[3] Invesco ¶¶95-99. For instance, with respect to

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[3] The defendants referred to herein collectively as the "Invesco Defendants" are those defendants identified in ¶¶16-41 of the Complaint. This memorandum specifically responds to the arguments of those Invesco Defendants (each of which is identified below) who joined in submitting two supplemental briefs in support of their motions to dismiss the Complaint as described in this footnote. To the extent necessary, those two groups of defendants are described separately in this opposition as defined in this footnote.

The first supplemental brief, "Consolidated Supplemental Memorandum of Law in Support of the Invesco Independent Trustees and the Fund Registrants' Motions to Dismiss the Derivative and Class Complaints," referred to herein as the "Registrant Supp." brief, was filed on Mar. 7, 2005 (docket entry no. 460) by the following defendants:

> AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds and AIM Treasurer's Series Trust (collectively, the "Invesco Registrant Defendants").

one market timing and late trading outfit alone – Canary[4] – Invesco officer and defendant Brugman, on behalf of Invesco, expressly authorized market timing "capacity" of over $100 million within various Invesco mutual funds. Invesco ¶¶100-06. Illegal late trading was also allowed for preferred investors in "special situations" with Invesco. Indeed, the Invesco Defendants "never complained about late trading, EVER." Invesco ¶99.

The Invesco Defendants knew or were reckless in not knowing that these and other timing activities throughout the Invesco fund complex were harmful to long-term investors – as documented in emails and other internal memoranda – but they were nevertheless cultivated and permitted. Invesco ¶¶145-49. As a direct result of the market timing and late trading that pervaded the Invesco fund complex during the Class Period, various individual Invesco Defendants settled with the Securities Exchange Commission ("SEC") (Invesco ¶¶34-37) and

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The second supplemental brief, "Supplemental Memorandum of Invesco Defendants in Further Support of Motion to Dismiss Consolidated Amended Class Action Complaint", referred to herein as the "Advisor Supp." brief, was filed on Mar. 7, 2005 (docket entry no. 475) by the following defendants named in the Complaint:

> Amvescap PLC ("Amvescap"); Invesco Funds Group, Inc. ("Invesco"); AIM Investment Services, Inc. ("AIM Investments"); AIM Advisors, Inc. ("AIM Advisors"); Invesco Assets Management, Ltd. ("Invesco Assets Management"); Invesco Global Assets Management (N.A.) ("Invesco Global Assets"); Invesco Institutional (N.A.), Inc. ("Invesco Institutional"); Invesco Distributors, Inc. ("Invesco Distributors"); AIM Distributors, Inc. ("AIM Distributors"); Michael K. Brugman ("Brugman"); Thomas A. Kolbe ("Kolbe"); Michael D. Legoski ("Legoski"); Timothy J. Miller ("Miller"); Mark H. Williamson ("Williamson"); and Raymond R. Cunningham ("Cunningham") (collectively, the "Invesco Advisor Defendants").

[4] "Canary" collectively refers to Edward J. Stern ("Stern"); Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; and Canary Investment Management, LLC. These defendants have settled with Lead Plaintiff.

Invesco has forfeited $325 million in damages and penalties and surrendered $75 million in fees going forward. Invesco ¶6.[5]

1. Certain Invesco Defendants Are Liable Under The Securities Act For Omitting Material Information And/Or Making False Statements

The Complaint sufficiently alleges claims under §§ 11 and 12(a)(2) of the Securities Act of 1933 ("Securities Act") against certain of the Invesco Defendants.[6] 15 U.S.C. §§ 77k, 77l. A complaint sufficiently pleads a *prima facie* § 11 claim where it alleges that plaintiff purchased securities pursuant to a registration statement containing a material omission or misstatement. *Herman & MacLean v. Huddleston*, 459 U.S. 375, 381-82 (1983); *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 318 (8th Cir. 1997); *see also* Omn. Opp. at 42-43. Similarly, a complaint sufficiently pleads a *prima facie* § 12(a)(2) claim where it alleges that the plaintiff purchased securities pursuant to a prospectus containing a material omission or misstatement.[7] *See In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 406 (D. Md. 2004).

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[5] The Invesco Advisor Defendants take a nonsensical position with respect to their regulatory settlement: they contend they cannot be held liable for the allegations in the Complaint and at the same time argue no damages remain to be paid to injured investors because of their settlement – a settlement rooted in the same course of conduct alleged in the Complaint. (Advisor Supp. at 2). Any issues related to the quantum of damages are inherently fact-based and inappropriate for resolution on these motions to dismiss.

[6] The Securities Act claims are brought against the following Invesco Defendants: the Invesco Registrant Defendants, Cunningham (§ 11 only, based on his signing the Invesco Prospectuses, Invesco ¶¶34, 90) and Williamson (§ 11 only, based on signing the Invesco Prospectuses, *id.* ¶¶39, 90). Invesco Counts I and II. Additional claims are brought under the Securities Act control person provision, § 15, against Amvescap, Invesco, AIM, Cunningham and Williamson. Invesco Count III.

[7] The Invesco Registrant Defendants are liable as sellers (*see* Omn. Opp. at 46-48), contrary to their attempt to escape liability on the § 12(a)(2) Count. Registrant Supp. at 15. In any event, the question of whether a seller of securities is a "statutory seller" is generally not properly considered on a motion to dismiss. Omn. Opp. at 47.

Here, the pleading requirements of both §§ 11 and 12(a)(2) are satisfied. *See* Invesco ¶¶90-93, ¶¶178-93. Throughout the Class Period, the Invesco Defendants repeatedly omitted material information and/or made false and misleading statements in the Invesco Prospectuses. Invesco ¶¶90-93.[8] Lead Plaintiff purchased Invesco shares in ignorance of the omissions in the Invesco Prospectuses and false statements therein and as a result was damaged. *See, e.g.*, Invesco ¶¶183-85. And Lead Plaintiff has pleaded damages in conformity with the requirements of §§ 11 and 12(a)(2).[9]

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[8] "Invesco Prospectuses" includes the relevant registration statements, each incorporating prospectuses, prospectus supplements and/or amendments thereto covering the sale of Invesco mutual funds to the public. A complete list of the Invesco Prospectuses is attached as Appendix B to the Invesco Complaint. Invesco ¶¶90-93. As explained in the Omnibus Opposition and alleged in the Complaint, ***all*** of the Invesco Prospectuses are alleged to have been misleading ***for the same reasons*** due to ***virtually identical*** material omissions and misstatements of fact therein. *See* Omn. Opp. § III.B.1; Invesco ¶¶90-93, 178-93. The Invesco Defendants have adequate notice of the basis of Lead Plaintiffs' Securities Act allegations and assembling a detailed list of each purchase and sale of Invesco funds by Lead Plaintiff would serve no practical purpose at this point. Indeed, that Invesco Advisor Defendants appeal ***generally*** to the Invesco Prospectus language throughout the Class Period in their briefing undermines the Invesco Defendants' argument on this point. *See* Advisor Supp. at 10 (premising defendants' argument on basis that ***"the INVESCO Prospectuses thoughout the relevant period expressly . . . ."***) (emphasis added). Should the Court deem a more detailed accounting necessary to maintain the Securities Act claims, Lead Plaintiff can create additional identifying lists consistent with the Court's guidance.

[9] Lead Plaintiff alleges damages in the form of diminution of the value of their shares that was proximately caused by the materially misleading omissions and misstatements. Invesco ¶¶184,193. Damages on a § 11 claim may result from a difference "between the amount paid for the security" and "the ***value thereof as of the time such suit was brought.***" 15 U.S.C. § 77k(e). Lead Plaintiff has alleged that the market timing resulted in a diminution of the ***value*** of the shares it purchased over the period of the market timing, and this is sufficient to state a claim under §§ 11 and 12(a)(2) at the pleading stage. *See* Omn. Opp. at 46; *see also In re AOL Time Warner, Inc. Sec. & ERISA Litig.*, 2004 WL 992991, at *39 (S.D.N.Y. 2004) (plaintiff has no duty to plead damages under § 11 and must only have suffered a "cognizable injury under the statutes"); *In re MetLife Demutualization Litig.*, 156 F. Supp. 2d 254, 269-270 (E.D.N.Y. 2001) (§ 12(a)(2) allows for rescission or damages as methods of relief and that plaintiffs need not make allegations of damage at the pleading stage in order to defeat a motion to dismiss, as the issue of damages is more appropriately addressed in a summary judgment context). The Invesco Defendants' attempt to constrict the application of the damages provisions of §§ 11 and 12(a)(2) fails. Advisor Supp. at 18; Registrant Supp. at 14-15.

The Complaint is principally pleaded as an omissions case, with the misleading statements made by the Invesco Defendants highlighting their failure to disclose material information. Specifically, the Invesco Prospectuses failed to disclose that: (a) the Invesco Defendants had entered into agreements permitting select investors to engage in market timing of Invesco Funds shares; (b) pursuant to these secret agreements, or "special situations," the select investors, including Canary, Brean Murray & Co., Inc. ("Brean Murray") and others, regularly timed the Invesco Funds; (c) defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs, thereby harming the Invesco Funds' actual performance; (d) the amount of compensation paid by the Invesco Funds to Invesco, because of the increased net assets under management due solely to the illegal market timing funds and "sticky assets" deposited by the timers into the Invesco Funds, provided substantial additional compensation to Invesco by the Invesco Funds and its shareholders, including Lead Plaintiff and other members of the Class; and (e) pursuant to these agreements, the Invesco Defendants benefited financially at the expense of the Invesco Fund investors, including Lead Plaintiff and other members of the Class. Invesco ¶93.

To make matters worse, the Invesco Prospectuses specifically addressed the rapid trading necessary for market timing, and still omitted that the Invesco Defendants allowed select participants to market time, to the detriment of long-term investors. For example, the Invesco Prospectuses throughout the Class Period stated:

> ***You may make up to four exchanges out of each Fund per twelve-month period . . .***
>
> ***Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund and its shareholders.*** Notice of all such modifications or terminations that affect all

> shareholders of the Fund will be given at least 60 days prior to the effective date of the change . . .

Invesco ¶91 (emphasis added).

The Invesco mutual funds also purportedly disallowed late trading:

> All purchases, sales and exchanges of Fund shares are made by INVESCO at the NAV next calculated after INVESCO receives proper instructions from you to purchase, redeem or exchange shares of a Fund. Your instructions must be received by INVESCO no later than the close of the NYSE to effect transactions at that day's NAV. If INVESCO hears from you after that time, your instructions will be processed at the NAV calculated at the end of the next day that the NYSE is open . . .
>
> TO BUY SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE THE CLOSE OF THE NYSE, NORMALLY 4:00 P.M. EASTERN TIME.

Invesco ¶92. These representations in the Invesco Prospectuses rendered them materially false and misleading.[10] *See SEC v. PIMCO Advisors Fund Mgmt. LLC*, 341 F. Supp. 2d 454, 464 (S.D.N.Y. 2004). In *PIMCO,* like here, in the context of a prospectus disclosure that did "not formally prohibit market timing," the court nevertheless found that the statements ***omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading***. *Id.* The court explained that even if the market timing arrangement was not "strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances* because they informed investors that the management of the PIMCO Funds would act to protect the interests of long-term investors from market timers at the same time that the Funds were . . . allegedly facilitating an undisclosed market timing arrangement." *Id.* (emphasis in original). Here, the falsity of the Invesco Prospectuses is, at most, a question of disputed fact.

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[10] To the extent that the Invesco Defendants challenge whether the omissions alleged in the Complaint are material, the issue is a question of fact inappropriate for resolution on a motion to dismiss. *See* Omn. Opp. § III.B.2; *TSC Indus. Inc. v. Northway, Inc.*, 426 U.S. 438, 450 (1976).

2. The Invesco Defendants Are Liable Under The Exchange Act For Omitting Material Information, Making False Statements, And/Or Participating In The Fraudulent Scheme

Lead Plaintiff has also properly alleged claims against the Invesco Defendants under § 10(b) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. § 78j, and SEC Rule 10b-5(a)-(c), 17 C.F.R. § 240.10b-5(a)-(c). To state a claim under § 10(b) and Rule 10b-5 against the Invesco Defendants, Lead Plaintiff must allege that, (1) in connection with the purchase or sale of securities; (2) the Invesco Defendants either (a) employed a device, scheme, or artifice to defraud; (b) made an untrue statement of a material fact or failed to state a material fact that was necessary to prevent the statements that were made from being misleading under the circumstances; or (c) engaged in an act, practice, or course of business that operated as a fraud or deceit upon the plaintiff; (3) defendants acted with scienter; (4) plaintiffs relied upon the misstatement or omission or lack of a fraudulent scheme; and (5) defendants' conduct proximately caused plaintiffs' losses.[11] 15 U.S.C. § 78j(b); 17 C.F.R. § 240.10b-5. The Complaint alleges two independent bases for liability of the Invesco Defendants under § 10(b) and Rule 10b-5 promulgated thereunder – liability under Rule 10b-5(b) based on their omissions and/or false statements (in the Prospectuses as described above regarding the Securities Act claims), and liability under Rule 10b-5(a) and (c) based on their participation in the fraudulent

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[11] As explained in the Omnibus Opposition, Lead Plaintiff need not prove actual reliance, as this case centers on omissions and scheme liability; to the extent that misrepresentations are involved, reliance may also be presumed. *See* Omn. Opp. § III.A.4.a-b.

Further, as the Supreme Court recently reiterated, loss causation requires only that plaintiffs plead a causal connection between the misrepresentation or omission and the economic loss suffered. *Dura Pharm., Inc. v. Broudo*, 125 S. Ct. 1627, 2005 WL 885109 (U.S. Apr. 19, 2005). Here, Lead Plaintiff specifically alleges that it suffered damage caused by defendants' conduct in the form of dilution of the value of their investments. *See* Invesco ¶217.

scheme. The elements of a § 10(b) violation have been met with respect to each Invesco Defendant.

a. The Invesco Prospectuses Contained Material Omissions And/Or False Statements

As described in § II.A.1 above, throughout the Class Period, the Invesco Prospectuses omitted material information regarding the adverse market timing activities at Invesco. Invesco ¶¶90-93. Each of the Invesco Defendants who was responsible for issuing the Invesco Prospectuses that failed to disclose market timing activities is liable under Rule 10b-5(b) for the omissions in the Invesco Prospectuses.[12] *See Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004) (defendants directly involved in making misrepresentations held primary participants); *In re Cabletron Sys.*, 311 F.3d 11 (1st Cir. 2002) (defendants that had access to information contradicting company's public statements had participated in making fraudulent statements and stock sales, and had signed certain forms held primary participants in fraud); *In re Enron Corp. Sec., Deriv. & ERISA Litig. ("Enron I")*, 235 F. Supp. 2d 549, 588, 590, 692-93 (S.D. Tex. 2002) ("when a person, acting alone or with others, creates a misrepresentation . . . the person can be liable as a primary violator").

The Invesco Registrant Defendants assert that the ***only*** basis for their liability would be imputation of knowledge from Cunningham or Williamson, both of whom served as trustees of the Invesco Registrant Defendants. *See* Registrant Supp. at 16-19. First, their argument improperly relies on an unsupported and improper ***factual*** argument that the Invesco Registrants had adverse interests to Cunningham and Williamson, apparently contradicting the Complaint's

[12] Certain Invesco Defendants, including the Invesco Registrant Defendants, Cunningham and Williamson, are liable both for omission/false statements under Rule 10b-5(b) and for participating in the market timing scheme under Rule 10b-5(a) and (c).

allegations that the Invesco Registrant Defendants were integral and willing participants in the scheme, including through their cooperation with the other Invesco Defendants. *See, e.g.*, Invesco ¶¶14-15, 90, 150-56. More importantly, the Invesco Registrant Defendants' argument ignores the plain fact that the prospectuses and registration statements that contained the material omissions and misstatements of fact were, indeed, issued by the Invesco Registrant Defendants. Invesco ¶90.

At best, with respect to their role as issuers of the omissions and misrepresentations in the Invesco Prospectuses, these defendants were reckless, including in their disregard of the true state of affairs with respect to market timing in the Invesco mutual funds.[13] For instance, that certain funds were experiencing incredibly high turnover rates tipped off the Invesco Registrant Defendants – or at a minimum, should have tipped them off – that harmful market timing activity was taking place, rendering their continued omission in the Invesco Prospectuses, at minimum, reckless. *See* Invesco ¶106. This is especially true in light of the fact that the Invesco Prospectuses explicitly stated that the Invesco Trustees were "responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered."[14] Invesco ¶156.

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[13] Recklessness is conduct "so highly unreasonable and such an extreme departure from the standard of ordinary care as to present a danger of misleading the plaintiff to the extent ***that the danger*** was either known to the defendant or ***so obvious that the defendant must have been aware of it.***" *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 343-44 (4th Cir. 2003) (emphasis added). Williamson, too, is liable for the same reasons as the Invesco Registrant Defendants, as he was a signatory to various Invesco Prospectuses (*see* Complaint App. B) and was CEO and Chairman of the Board of Invesco from 1999-2003. Invesco ¶39.

[14] That defendants Williamson and Cunningham were trustees of the Invesco Registrants and also alleged to be participating in the fraudulent scheme does not eliminate liability on the part of the Invesco Registrant Defendants, but instead offers another basis for finding such liability. Neither is alleged to have been acting outside his professional capacities – nor outside the scope of his employment – in the Complaint. *See, e.g., In re Sunbeam Sec. Litig.*, 89 F. Supp. 2d 1326,

b. The Invesco Defendants Are Liable For <u>Participating In The Fraudulent Scheme</u>

In addition to liability based on omissions and/or false statements under Rule 10b-5(b), the Invesco Defendants are also liable for participating in the market timing scheme, *i.e.*, knowingly or recklessly allowing and then concealing the timing activity occurring in the Invesco mutual funds that was bilking millions of dollars from long-term shareholders.[15] *See, e.g.*, Invesco ¶¶95-140. Here, because of the widespread and institutionalized market timing at Invesco that was hidden from ordinary investors, allegations that support scienter for the market timing omissions overlap with allegations demonstrating the Invesco Defendants' participation in the market timing scheme. Indeed, "the whole point of the scheme" was to siphon off profits from innocent investors and force them to disproportionately bear losses and expenses caused by market timing and late trading, while disguising such actions from the innocent investors, all while the Invesco Defendants reaped extraordinary fees. *SEC v. First Jersey Sec., Inc.*, 101 F.3d

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1340 (S. D. Fla., 1999) ("[T]he knowledge of individuals who exercise substantial control over a corporation's affairs is properly imputable to the corporation.").

The incestuous relationship between the Invesco Advisors and their affiliates and the Invesco Registrants alleged in the Complaint further supports a strong inference of knowledge or recklessness on the part of the Invesco Registrants and Trustees with respect to the market timing activity that was rampant in Invesco mutual funds. Invesco ¶¶150-56.

[15] Defendants Brugman, Kolbe, Legoski and Miller do not escape liability simply because the Invesco Prospectuses are not currently directly attributed to them. They are currently named as defendants under § 10(b) not for authoring the Invesco Prospectuses, but for their participating in the scheme at Invesco to defraud long-term investors. Each defendant, in furtherance of the scheme, either arranged for timing capacity directly, or knew of or recklessly disregarded the harms of market timing. *See, e.g.*, Invesco ¶¶95-97, 100-03, 146-48. Similarly, Cunningham is liable throughout the Class Period for his acts in furtherance of the market timing, in addition to his liability as a signatory of the Invesco Prospectuses. This activity included, among other things, approving of the "special situations" market timing policies. Invesco ¶96.

1450, 1471 (2d Cir. 1996) (scienter found where "the whole point of the scheme" "was to keep customers in the dark").[16]

Among the particularized allegations in the Complaint that give rise to a strong inference that the Invesco Defendants knowingly, or at a minimum, recklessly,[17] participated in the fraudulent scheme are:

- Invesco had a "market timing" desk that ***arranged for market timing "special situations"*** throughout the Class Period. *See, e.g.,* Invesco ¶95.
- The market timing policies at Invesco were attributed to Cunningham as early as October 2001. Invesco ¶96.
- By January 2003, ***Invesco had thirty-three market timing "special situations."*** Invesco ¶97.
- Defendant Brugman served as a point of contact for Invesco with various market timers and market timing brokers, including the Canary Defendants and Brean Murray. Invesco ¶¶100-07.
- The Invesco Defendants allowed market timing in excess of $900 million ***according to Invesco's own estimates***. Invesco ¶97.
- Portfolio turnover rate in certain funds was over 6000% due to the market timing Invesco allowed. Invesco ¶106.
- Defendants Miller, Cunningham, Kolbe and Legoski knew that market timing was hurting the performance of Invesco mutual funds and was "***killing the legitimate shareholders***" in market-timed funds. Invesco ¶¶146-47.
- Defendant Cunningham was provided detailed reports on market timing, including reports that "Invesco [had] increased its business risk by ***granting large numbers of***

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[16] Even where individual allegations of scienter may be insufficient to give rise to a strong inference of scienter, such allegations "may nevertheless be aggregated to create such a finding." *Phillips v. Scientific-Atlanta, Inc.*, 374 F.3d 1015, 1016 (11th Cir. 2004). "Nothing in th[e] language [of the Private Securities Litigation Reform Act of 1995 ("PSLRA")] suggests that scienter may only be inferred from individual facts, each of which alone gives rise to a strong inference of scienter, rather than from an aggregation of particularized facts." *Id.* at 1017 (also noting that aggregation of facts is not the same as the "group pleading" presumption); *see also* Omn. Opp. § III.A.3.

[17] Although only "recklessness" is required to plead scienter, here, the Complaint alleges that many of the Invesco Defendants actually knew the funds were being timed. Indeed, they actively sold timing capacity. Invesco ¶¶95-140.

exceptions to its prospectus policy [regarding market timing] ***without notice to shareholders."*** Invesco ¶¶148-49.

- Invesco was ***motivated to permit market timing and late trading because of the large fees such trading generated***. Invesco ¶¶161-72.
- Invesco collected fees from known market timers whose money was "parked" in certain funds as part of a *quid pro quo* arrangement to allow market timing (also called "sticky assets"). Invesco ¶167.
- Throughout the Class Period, ***none of the Invesco Defendants disclosed the market timing activity to Lead Plaintiff and other long-term investors***. Invesco ¶¶93-94.[18]
- Invesco ***knowingly coordinated market timing activities to maximize the large fees they collected.*** Invesco ¶¶98-99, 159, 161-72.

The Complaints' allegations regarding late trading at Invesco also demonstrate the Invesco Defendants' knowing and/or reckless participation in the scheme. The detailed allegations regarding Invesco expressly permitting late trading (including a late trading transaction of over $100 million!), specify which funds were traded and how late the order was executed (*see, e.g.,* Invesco ¶99), and are corroborated by a confidential witness who has stated from experience that Invesco allowed late trading – in his words, Invesco "never complained about late trading, EVER."[19] *Id.*

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[18] Defendants Invesco Assets Management, Invesco Global Assets, Invesco Institutional, and Invesco Distributors are likewise named as defendants under § 10(b) for their role in the fraudulent scheme. Each supported the fraudulent conduct by acting as an advisor to the Invesco mutual funds or, in the case of Invesco Distributors, by underwriting the funds. *See* Invesco ¶¶18-23, 31-33.

[19] The Invesco Advisor Defendants object to Lead Plaintiff's allegations that relate to Timing Witness No. #1. Advisor Supp. at 15. However, the PSLRA "does not require that plaintiffs plead with particularity every single fact upon which their beliefs concerning false or misleading statements are based. Rather, plaintiffs need only plead with particularity sufficient facts to support those beliefs. Accordingly, where plaintiffs rely on confidential personal sources but also on other facts, they need not name their sources as long as the latter facts provide an adequate basis for believing that the defendants' statements were false." *Cal. Pub. Employees' Ret. Sys. v. Chubb Corp.*, 394 F.3d 126, 146 (3d Cir. 2004); *accord In re Cree Inc. Sec. Litig.*, 333 F. Supp. 2d 461, 472 (M.D.N.C. 2004) ("A source need not be named if the complaint provides sufficient facts to support the source's allegations."). Similarly, the Ninth Circuit recently held that the naming of sources "is unnecessary so long as the sources are described

Further, although motive and opportunity "are not essential," they can support scienter. *Royal Ahold,* 351 F. Supp. 2d at 369. Here, as highlighted above and demonstrated in the Complaint, the Invesco Defendants' motives extended beyond mere generalized economic interests. Rather, the Invesco Defendants had not only motive to receive huge fees, but also desires "distinct from mere profit" – increasing the amounts of assets under management, and obtaining (i) monies for other investments that personally benefited the Invesco Defendants, (ii) fees pursuant to various revenue sharing agreements, and (iii) the extraordinary fees attributable to market timer money. *See In re Global Crossing Ltd. Sec. Litig.,* 322 F. Supp. 2d 319, 345 (S.D.N.Y. 2004); *Enron I,* 235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently supports scienter); *Royal Ahold,* 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).

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with 'sufficient particularity to support the probability that a person in the position occupied by the source would possess the information alleged' and the complaint contains adequate corroborating details." *In re Daou Sys., Inc. Sec. Litig.,* 397 F.3d 704, 712 (9th Cir. 2005) (citations omitted). The test for meeting the particularity requirement is whether the Complaint provides adequate information to show that the confidential witness was in a position to have personal knowledge of the stated facts. *In re Nat. Golf Properties Inc. Sec. Litig.*, 2003 WL 23018761, at *7 (C.D. Cal. Mar. 19, 2003) (holding that at the pleading stage it was sufficient to allege the position each witness held at the relevant time that allowed him to observe or know the facts asserted.) Here, the Complaint satisfies this standard by pleading that Timing Witness No. #1 was in a position to obtain personal knowledge of the facts alleged and therefore Lead Plaintiff has met the pleading requirements of the PSLRA with respect to allegations based on his observations and by giving the corroborating details.

3. The Complaint Sufficiently Alleges Control Person Claims

The Complaint alleges that defendants Amvescap, Invesco, AIM,[20] Cunningham and Williamson also acted as control persons with respect to the underlying violations of the Securities Act, Exchange Act and Investment Company Act of 1940 ("ICA"); these claims have not been specifically contested by the Invesco Defendants in their supplemental briefing and should be sustained, as the Complaint contains sufficient allegations of control over the underlying violators. *See* Omn. Opp. at 50-52.

4. The Complaint Sufficiently Alleges Claims Against The Invesco Defendants Under The Investment Company Act

Pursuant to the facts alleged in the Complaint and as supported by legal argument in the Omnibus Opposition (Omn. Opp. § III.D), the claims against the Invesco Defendants under the ICA should be sustained.[21] Invesco Counts VII-X.

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[20] "AIM," as used in the Counts, should have been "AIM Advisors." Given the interrelation of the Invesco Defendants and that AIM Advisors was named as a defendant in the Complaint, Lead Plaintiff believes that the Invesco Defendants have not suffered any real prejudice from this typographical error. If necessary, the Counts will be revised to reflect the correct party name.

[21] The Advisor Supp. does not explicitly challenge any of the ICA claims. The claims against the Invesco Registrant Defendants under § 36 of the ICA were asserted in error.

B. The Complaint Sufficiently Alleges Claims Against The Broker Defendants

Notwithstanding the Broker Defendants'[22] lengthy "false statement" analysis,[23] the Complaint sufficiently alleges the Broker Defendants' primary violations of the securities laws through their direct participation in the fraudulent scheme under Rule 10b-5(a) and (c). *See, e.g., Central Bank, N.A. v. First Interstate Bank, N.A.*, 511 U.S. 164, 191 (1994) ("Any person or entity, including a lawyer, accountant, ***or bank***, who employs a manipulative device . . . may be liable as a primary violator under Rule 10b-5 . . . .") (emphasis added). As explained in the Omnibus Opposition, defendants need not have made a false statement or omission to be primarily liable for their participation in the fraudulent scheme. *See, e.g., IPO,* 241 F. Supp. 2d at 385; *Enron I,* 235 F. Supp. 2d 549; *see also Royal Ahold,* 351 F. Supp. 2d at 372. And at least one court has noted that "***brokers, traders and principals in broker-dealers***" – as opposed to "so-called secondary actors in the securities markets, *i.e.*, accountants and lawyers" – are more appropriately classified as "***non-secondary actors," or primary actors***. *Mishkin v. Ageloff,* 1998 WL 651065, at *17 n.12 (S.D.N.Y. Sept. 23, 1998).

Here, unlike in the cases relied upon by them, the Broker Defendants performed more than mere ordinary business functions, and knowingly – and at a minimum, recklessly – participated in the scheme that harmed long-term investors. *See* Omn. Opp. at 22-24. And the

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[22] The "Broker Defendants" are classified in the Invesco Complaint as "Facilitator Broker Defendants," "Clearing Broker Defendants," and/or "Financier Defendants," as explained below and defined in ¶¶47-81 of the Invesco Complaint. Some Broker Defendants fall into more than one category.

[23] Defendants' supplemental briefs primarily evaluate each element of the § 10(b) claim against them in the false statement context only. *See* JPM Supp., SSB Supp., Prudential Supp., Bank of America Supp., and CIBC Supp. As the Underwriter defendants unsuccessfully attempted in *In re Initial Pub. Offering Sec. Litig.* ("*IPO*"), here, the Broker Defendants "created a 'straw man' by rewriting Plaintiffs' allegations and then attacking only their version of the allegations." 241 F. Supp. 2d 281, 388 n.169 (S.D.N.Y. 2003).

Broker Defendants were highly motivated to participate in the scheme and open their execution systems to market timers by exorbitant fees, and by leveraging various *quid pro quo* benefits from market timers and timing brokers. Invesco ¶¶116, 123, 125-26, 132, 140. Although "motive" is not required to sufficiently plead scienter, such allegations may support scienter. *Royal Ahold*, 351 F. Supp. 2d at 369. Here, the Broker Defendants had not only motive to receive huge fees, but also a desire "distinct from mere profit" – to obtain monies and arrangements which they would not have obtained under normal circumstances. *Global Crossing,* 322 F. Supp. 2d at 345; *see also Enron I,* 235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently alleges motive); *Royal Ahold*, 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).[24]

The detailed facts alleged in the Invesco Complaint, summarized below, are more than sufficient to allege a primary violation. *See, e.g., In re Blech Sec. Litig.,* ("*Blech I*"), 961 F. Supp. 569, 585 (S.D.N.Y. 1997) ("participating at both the initiation and clearing stages of the allegedly fraudulent transactions" supports a primary violation; likewise, a defendant that "contrived and agreed to fund" a pre-planned fraudulent sale may be liable for primary violations); *see also In re Blech Sec. Litig.* ("*Blech II*"), 2002 WL 31356498, at *4 (S.D.N.Y. Oct. 17, 2002) (denying Bear Stearns' summary judgment motion where Bear Stearns'

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[24] For example, SSB ran a "Strategic Partners Program" wherein Invesco paid them monies in addition to existing up front commissions, 12b-1 trailing commissions paid after the initial sale, shareholder servicing fees and account maintenance fees. Pursuant to SSB's Strategic Partners Program, Invesco made these additional payments to SSB in exchange for SSB directing its clients, and the market timers, into the Invesco Funds. In return, SSB: (i) identified the Invesco funds on an internal list distributed to all SSB brokers; (ii) placed the Invesco funds in a higher profile than non-participating fund complexes, and made it easier for SSB brokers to process sales of shares in participating funds than non-participating funds; and (iii) enabled Invesco to market their funds directly to SSB brokers. Invesco ¶¶109-10.

knowledge, direction, and clearing "does not 'reflect . . . the standard practice of [a] clearing broker'"); *In re Enron Corp. Sec.* ("*Enron II*"), 310 F. Supp. 2d 819, 828-30 (S.D. Tex. 2004) (rejecting Merrill Lynch's claim that its participation was limited to normal business transactions; finding that Merrill Lynch's "substantial, active role in major fraudulent transactions with no legitimate business purpose" was sufficient).

Even the case relied upon by defendant Bear Stearns – *McDaniel v. Bear Stearns & Co.*, 196 F. Supp. 2d 343 (S.D.N.Y. 2002) – recognizes that "where a clearing firm moves beyond performing mere ministerial or routine clearing functions and becomes actively and directly involved in the introductory broker's actions, it may expose itself to liability with respect to the introductory broker's misdeeds." 196 F. Supp. 2d at 353.[25] Likewise, the case relied upon by defendant CSFB/Pershing,[26] – *Stander v. Fin. Clearing & Serv. Corp.*, 730 F. Supp. 1282, 1286

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[25] *McDaniel* cites numerous cases finding that a clearing broker may be liable when it performs more than mere administrative tasks. 196 F. Supp. 2d at 353 (citing *Berwecky v. Bear, Stearns & Co.*, 197 F.R.D. 65 (S.D.N.Y. 2000) (finding plaintiffs' claim against Bear Stearns alleged a common scheme where complaint alleged that Bear Stearns "shed [its] role as a mere clearing broker for [Baron], and with actual knowledge, directly participated in the heretofore described scheme"); *Koruga v. Fiserv Correspondent Serv.*, 183 F. Supp. 2d 1245, 1247 (D. Or. 2001) (confirming arbitration award finding clearing firm and introductory broker jointly and severally liable for fraud where "panel made specific factual findings that [clearing firm] was directly involved in the challenged transaction and materially participated in the wrongdoing"); *Blech I*, 961 F. Supp. at 585 (finding complaint against clearing firm viable where plaintiffs alleged that Bear Stearns engaged in activities that did not "reflect . . . the standard practice of [a] clearing broker"); *Hirata Corp. v. J.B. Oxford & Co.*, 193 F.R.D. 589, 600 (S.D. Ind. 2000) (denying clearing firm's motion to dismiss because facts might establish that clearing firm "materially aided" introductory broker's securities law violation); *Margaret Hall Found., Inc. v. Atlantic Fin. Mgmt., Inc.*, 572 F. Supp. 1475, 1480-81 (D. Mass. 1983) (denying clearing firm's motion to dismiss Rule 10b-5 claim where complaint alleged "a very close relationship" between clearing firm and introductory broker); *Cannizzaro v. Bache, Halsey Stuart Shields, Inc.*, 81 F.R.D. 719, 721 (S.D.N.Y. 1979) (denying motion to dismiss aiding and abetting claim against clearing firm where facts might show that clearing firm performed more than mere mechanical functions for introductory broker)).

[26] Pershing LLC ("Pershing") claims in its supplemental brief that it was improperly named and referred to throughout the Complaint as Credit Suisse First Boston or CSFB. Because this issue

(S.D.N.Y. 1990) – recognizes that primarily liability is pleaded where a plaintiff alleges "that the clearing broker had knowledge of the primary broker's fraudulent activity and gave substantial, knowing assistance to that illegal activity."

As demonstrated in the Omnibus Opposition at 17-26, plaintiffs are not required to plead that the Broker Defendants were in the "driver's seat" to adequately state a claim for a primary violation. Bear Stearns Supp. at 6. Nothing in § 10(b) or Rule 10b-5 even implies this additional element, and *Central Bank* itself explicitly recognized that "[i]n any complex securities fraud, moreover, there are likely to be multiple violators"). *Central Bank*, 511 U.S. at 191.[27]

1. The Facilitator Broker Defendants' Role And Participation In The Fraudulent Scheme

The Facilitator Broker Defendants[28] acted as "middlemen" between the Invesco Complex and the market timers, collecting substantial fees from both sides. Specifically, these brokers negotiated for and obtained timing capacity from Invesco, and then sold this capacity to market

is not before the Court, Pershing LLC and/or CSFB will be referred to herein as "CSFB/Pershing."

[27] This case is unlike *Fezzani v. Bear, Stearns & Co.*, 2004 WL 744594 (S.D.N.Y. Apr. 6, 2004) and *Dillon v. Militano*, 731 F. Supp. 634, 636-37 (S.D.N.Y. 1990), relied on by Bear Stearns (Bear Stearns Supp. at 6). In *Fezzani*, the complaint attempted to hold Bear Stearns liable as a primary violator on the basis of market manipulation by alleging only that the Bear Stearns defendants were "on notice" of unauthorized trading, were "closely monitoring" the transactions, and were "likely to have been aware of [a primary violator's] reputation in the community." *Fezzani*, 2004 WL 744594, at *19. Similarly, in *Dillon,* the complaint alleged only that the clearing firm was "merely performing bookkeeping functions." *Dillon*, 731 F. Supp. at 636. The facts of this case are more like those in *In re Blech Secs. Litig.* ("*Blech II*"), 2002 WL 31356498 (S.D.N.Y. Oct. 17, 2002), where the complaint sufficiently alleged Bear Stearns' primary violation by alleging that it contrived and agreed to fund the fraudulent sales. *Blech II*, 2002 WL 31356498, at *4. The Complaint here alleges even more. *See supra* § III.B.2.

[28] The "Facilitator Broker Defendants" include Ryan Goldberg ("Goldberg"), Michael Grady ("Grady"), Citigroup, Inc. ("Citigroup"), Citigroup Global Markets Holdings Inc. ("Citigroup Global"), Salomon Smith Barney, Inc. ("SBAM"), Morgan Stanley DW ("Morgan Stanley"), Anna Brugman, ANB Consulting, LLC ("ANB Consulting"), and Kaplan & Co. Securities Inc. ("Kaplan"). Invesco ¶¶47-56.

timers. In return, the brokers received substantial fees and other compensation both from the timers and from Invesco, as a percentage of the assets invested in the timed funds. These same brokers then leveraged their relationship with Invesco by steering additional, long-term investors into the timed funds, without disclosing to these investors either the market timing and late trading activity, or the adverse impact that these activities had on long-term investors. Invesco ¶108.

For example, Morgan Stanley brought market timers into the Invesco Funds, in exchange for special payments from Invesco. Specifically, Morgan Stanley negotiated timing capacity in the Invesco Funds directly with Invesco, and then marketed and sold that capacity to market timers in exchange for the fees paid to Morgan Stanley by Invesco. Invesco ¶112. Indeed, according to a November 20, 2003 article in the Miami Herald, Invesco entered into arrangements with Morgan Stanley, whereby Invesco paid excess fees in return for additional "shelf space." *Id.*

2. The Clearing Broker Defendants' Role And Participation In The Fraudulent Scheme

The Clearing Broker Defendants[29] were key conduits in the market timing/late trading activities. They serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Broker Defendants, who often earned as much as $15 million a year in

[29] The "Clearing Broker Defendants" include Security Trust Company, N.A. ("Security Trust"), Grant D. Seeger ("Seeger"), JB Oxford Holdings, Inc., National Clearing Corporation ("NCC"), James G. Lewis ("Lewis"), Kraig L. Kibble ("Kibble"), James Y. Lin ("Lin"), Bank of America Corporation ("BOA"), Banc of America Securities LLC ("Bank of America"), Theodore C. Sihpol, III ("Sihpol," whose civil action is stayed; Sihpol, BOA, and Bank of America are collectively referred to as "Bank of America"), Bear Stearns & Co., Inc. ("BSC"), Bear Stearns Securities Corp. ("BSS") (collectively referred to as "Bear Stearns"), Charles Schwab & Co. ("Charles Schwab"), CSFB/Pershing, Prudential Financial, Inc., and Prudential Securities, Inc. (collectively referred to as "Prudential"). Invesco ¶¶57-78.

commissions from timing activities alone), and timers directly. Invesco ¶¶78, 114. The Clearing Broker Defendants disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. *Id.* ¶115. As is explained below, the Clearing Broker Defendants also installed special equipment and specifically engineered trading strategies that catered exclusively to timers and late traders.

For example, in addition to allegations made as to Bear Stearns and other Broker Defendants, Bear Stearns, specifically:

- ***Expressly approved*** of the firm's trading platform for the purpose of market timing and late trading, including by certain in-house broker-dealers at Bear Stearns. Invesco ¶¶117-19.
- ***Installed*** a computer in Brean Murray's offices that accessed Bear Stearns' platform, Bear Stearns' Mutual Fund Routing System ("MFR System"), providing Brean Murray with a ***direct link to Bear Stearns' clearing platform*** through which Brean Murray could make automated market timing trades at will. Invesco ¶119.
- ***Allowed the time stamp function on its trading platform to be disabled*** so that there was ***no record of when the late trades were placed***. Invesco ¶120.
- ***Openly discussed, and approved of, late trading and market timing on its platform***. Invesco ¶¶119-21.
- ***Knowingly provided financing*** for the purpose of market timing and late trading. *See, e.g.,* Invesco ¶122.[30]

[30] Like Bear Stearns, Bank of America was both a "Clearing Broker" and a "Financier." Invesco ¶¶64-68, 114, 124-26, 138-40. In these roles, Bank of America, for example, (1) provided known timer Canary with its special electronic late trading platform, allowing it to trade late (as late as 8:30 p.m. ET) in the hundreds of mutual funds that the bank offers to its customers; (2) provided Canary with approximately $300 million of credit to finance its late trading and market timing; and (3) sold Canary the derivative short positions needed to time; all of which allowed Bank of America to profit handsomely. Invesco ¶¶68, 114, 124-26, 133, 146-47. Bank of America's Sihpol was indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities. Invesco ¶66.

3. The Financier Defendants' Role And Participation In The Fraudulent Scheme

The "Financier Defendants," including JPM, CIBC, Bank of America, Bear Stearns, and CSFB/Pershing – knowingly provided market times and/or late traders with financing specifically designed for this purpose. Invesco ¶¶81, 138. Indeed, the express timing purpose was often disclosed in the financing documents which regularly specified collateral – sometimes fund concentration and market exposure – and some agreements required timers to provide the Financier Defendants with daily reports on their collateral and trading activity and/or open access to such records. Invesco ¶139. Among the market timing financing tools offered by the Financier Defendants were "equity swaps" whereby pursuant to an agreement, the bank would open an account and the timer would create a subsidiary that was made the "manager" of the account, and then the bank would have a subsidiary, often in London, perform the "swap" with the market timer. The timer would pay basis points to the bank subsidiary, which would pay the timer the return on a reference index. For every $1 in collateral provided by the timer, the bank would extend up to $10 for trading. Invesco ¶140.

C. The Court Has Personal Jurisdiction Over Defendants Lewis, Kibble and Lin

Clearing Broker Defendants James G. Lewis ("Lewis"), Kraig L. Kibble ("Kibble"), and James Y. Lin ("Lin") argue that the Invesco and MFS Complaints should be dismissed against them for lack of personal jurisdiction.[31] Defendant Lewis was a member of the board of directors, the President, and the Chief Operating Officer of defendant JB Oxford Holdings, Inc. from 1999 until his resignation in April 2004, and he was president and CEO of defendant JB

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[31] Because the supplemental opposition to the motions to dismiss the MFS Class Complaint incorporates by reference the personal jurisdiction argument, the relevant citations to the MFS Complaint are also provided for the Court's convenience.

Oxford & Co. and defendant National Clearing Corporation ("NCC"), a wholly owned subsidiary of JB Oxford Holdings, Inc., from 1999 until his resignation in December 2003. During that time, he negotiated agreements under which NCC enabled its customers to engage in late trading and market timing. Invesco ¶¶60-61; MFS ¶72.

Defendant Kibble has been the Director of Operations for NCC since September 2002. From January 2002 until his promotion in September 2002, he was the Assistant Vice President of Operations. In his position as the Assistant Vice President of Operations, Kibble supervised NCC's mutual fund department and oversaw the trading by NCC's customers. He also transmitted and approved the transmittal of NCC's customer's late trades to the mutual fund complexes, including Invesco. Invesco ¶62; MFS ¶73.

Defendant Lin has been the Vice President of Correspondent Services at defendant JB Oxford & Co. and defendant NCC since May 2002. In those positions, Lin was responsible for attracting additional correspondent brokers and negotiating clearing agreements between those brokers and NCC. Lin is alleged to have negotiated the agreements by which NCC enabled its customers to engage in late trading. Invesco ¶63; MFS ¶74.[32]

[32] In his affidavit, filed with his motion to dismiss, Lin denies negotiating the agreements but acknowledges involvement in disseminating them to customers. Lin Aff. ¶15.

Further according to the affidavits filed in support of defendants' motions, Lewis is currently a resident of St. Johns, U.S. Virgin Islands (Lewis Aff. ¶1); Kibble resides in Mt. Pleasant, Michigan (Kibble Aff. ¶1); and Lin resides in Rancho Palos Verdes, California (Lin Aff. ¶1). Each asserts that he has never resided in, nor conducted any business in, Maryland (the location of the transferee federal court), nor has he resided or conducted business in either Colorado (the location of the Invesco transferor federal court) or Massachusetts (the location of the MFS transferor federal court). Lewis Aff. ¶¶4-13; Kibble Aff. ¶¶4-13; Lin Aff. ¶¶4-13. During times relevant to the allegations in the Complaint, according to the affidavits, Lewis resided and worked in Tennessee and California; Kibble and Lin both resided and worked in California. *See* Lewis Aff. ¶14; Kibble Aff. ¶14; Lin Aff. ¶14.

In their respective supplemental memoranda in support of their motions to dismiss, each defendant argues that, because his contacts with Maryland, Colorado, and Massachusetts are insufficient to meet the requirements of those states' respective long arm statutes, and the concomitant requirements of federal due process, there is no basis on which this Court may exercise personal jurisdiction over him. As explained below, each is wrong. At bottom, the defendants' assertions raise factual issues that can only be resolved after discovery.

1. Under The Exchange Act, This Court's Personal Jurisdiction Over Defendants Is Established By Their Contacts With The United States

Rule 4(k) of the Federal Rules of Civil Procedure provides that a federal court may exercise personal jurisdiction over a defendant in five different ways, including when authorized by "federal statute." *See ESAB Group, Inc. v. Centricut, Inc.*, 126 F.3d 617, 622 (4th Cir. 1997) (identifying the five ways federal jurisdiction may be established).[33]

Here, a federal statute – the Exchange Act – authorizes this Court's exercise of personal jurisdiction over the defendants. *See* Invesco ¶¶200-18; MFS ¶¶241-59. "'When a violation of the Exchange Act is alleged in an action, the statutory provision governing jurisdiction under that Act, Section 27, comes into play.'" *Miller v. Asensio*, 101 F. Supp. 2d 395, 402 (D.S.C. 2000) (quoting *Equitable Bank v. Finn*, 671 F. Supp. 374, 377 (D. Md. 1987)).

The provision governing jurisdiction under the Exchange Act states:

[33] In seeking dismissal of the Complaints on personal jurisdiction grounds, defendants argue that a "federal court ***may*** exercise personal jurisdiction over the defendant in a manner provided by state law." *See, e.g.*, Lewis Supp. at 7 (emphasis added). The flaw in this argument is that what a federal court "may" do is not necessarily a limitation on what the federal court "can" do. While state law is one way that a federal court may exercise personal jurisdiction over a defendant, there are others.

> The district courts of the United States . . . shall have exclusive jurisdiction of violations of this chapter . . . [and] [a]ny suit or action to enforce any liability . . . created by this chapter . . . ***may be brought in any such district or in the district wherein the defendant is found or is an inhabitant or transacts business, and process in such cases may be served in any other district of which the defendant is an inhabitant or wherever the defendant may be found.***

15 U.S.C. § 78aa (emphasis added). Courts have held this provision "to provide for nationwide service of process, so that personal jurisdiction may be asserted in any district over any defendant who has sufficient contacts with the United States." *Miller*, 101 F. Supp. 2d at 402 (citing *United Liberty Life Ins. Co. v. Ryan*, 985 F.2d 1320, 1330 (6th Cir. 1993); *Kidder, Peabody & Co. v. Maxus Energy Corp.*, 925 F.2d 556, 562 (2d Cir. 1991); *Securities Investor Protection Corp. v. Vigman*, 764 F.2d 1309, 1314-16 (9th Cir. 1985)); *see also Pinker v. Roche Holdings, Ltd.*, 292 F.3d 361, 369 (3d Cir. 2002) ("[W]here the plaintiff's claim is based on a federal statute authorizing nationwide service of process, *see* Section 27 of the 1934 Securities Act, 15 U.S.C. § 78aa . . . the relevant forum for analyzing the extent of the defendant's contacts is the United States as a whole.").

Where, as here, a claim is brought under the Exchange Act, state long arm statutes (emphasized by defendants[34]) are "largely irrelevant" and minimal contacts with the forum are not required for in personam jurisdiction. *See Med-Therapy Rehab. Servs., Inc. v. Diversicare Corp.*, 768 F. Supp. 513, 515 (W.D.N.C. 1991); *see also In re Lernout & Hauspie Sec. Litig.*,

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[34] For example, defendants' "fiduciary shield" doctrine is misplaced. The "fiduciary shield" doctrine operates to "immunize from personal jurisdiction an individual who has had in-state contacts exclusively as a corporate agent." *Birrane v. Master Collectors, Inc.*, 738 F. Supp. 167, 169 (D. Md. 1990). But it is not effective outside of the operation of Maryland's long arm statute. *See Western Contracting Corp. v. Bechtel Corp.*, 885 F.2d 1196, 1200 (4th Cir. 1989) (stating "the fiduciary shield rule is solely a matter of statutory construction under state law and is not required under the due process clause.") Because, as described herein, this Court's personal jurisdiction over the defendants emanates from their presence in the United States, and not their contacts with Maryland (or Colorado or Massachusetts), personal jurisdiction over them is not dependant upon their activities on behalf of the defendant corporations, nor is it dependant upon the application of any state's long arm statute.

337 F. Supp. 2d 298, 309-10 (D. Mass. 2004) ("as for the plaintiffs who have brought federal claims, the jurisdictional inquiry focuses on whether [the defendant] had sufficient contacts with the United States as a whole," rather than just with the forum jurisdiction)[35]; *United Elec., Radio & Mach. Workers v. 163 Pleasant St. Corp.*, 960 F.2d 1080, 1085 (1st Cir. 1992) (under the nationwide test the constitution requires only minimal contacts with the United States, and not the forum state).

In short, if a defendant is properly served in the United States (and the defendants do not deny that they were so served) under a statute providing for nationwide service (such as the Exchange Act), then the forum district has personal jurisdiction over that defendant.[36] Under the nationwide contacts analysis, Lead Plaintiffs has established the Court's personal jurisdiction over Kibble, Lewis, and Lin (as well as all other defendants). As alleged in the Complaints and confirmed by the defendants' affidavits, each of the defendants has more than minimum contacts with the United States – they have significant contacts. Each acknowledges living and working

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[35] Although the Fourth Circuit, itself (as opposed to district courts within the Circuit) apparently has not addressed the nationwide service issue in an Exchange Act case, it has applied the principle to affirm or establish a district court's exercise of personal jurisdiction over defendants, including both corporate and individual defendants, under nearly identical nationwide service of process statutes. *See Miller*, 101 F. Supp. 2d at 403 (citing *ESAB Group,* 126 F.3d 617 (applying nationwide service of process in Racketeering Influenced Corrupt Organizations (RICO) statute to establish personal jurisdiction over New Hampshire residents); *Denny's, Inc. v. Cake*, 364 F.3d 521 (4th Cir. 2004) (applying nationwide service of process in Employee Retirement Income Security Act (ERISA) statute to establish personal jurisdiction over California resident)). Similar to provisions of the Exchange Act, the RICO statute authorizes service of process "in any judicial district in which such person resides, is found, has an agent, or transacts his affairs." 18 U.S.C. § 1965(d). And the ERISA statute authorizes service of process in "any other district where a defendant resides or may be found." 29 U.S.C. § 1132(e)(2).

[36] Lewis, Lin and Kibble assert in their respective affidavits that it would be inconvenient to travel to Maryland, Colorado or Massachusetts, to participate in the cases brought against them. While the Lead Plaintiffs doubts that those three jurisdictions are any less convenient to the defendants than others that even the defendants would agree are appropriate, none of them allege, or can allege, that they have been asked or required, personally, to come to Maryland for any purpose.

in the United States during the times relevant to the allegations in the Complaints. Accordingly, personal jurisdiction over Kibble, Lewis and Lin is proper, and their motions should be denied.[37]

At a minimum, the Court should permit Lead Plaintiff to conduct discovery on the jurisdiction issue.[38] While Lead Plaintiff believes that the reasons for denying the motions to dismiss for lack of personal jurisdiction are compelling, at a minimum, Lead Plaintiff should be permitted to conduct discovery to test the jurisdictional facts offered by defendants.[39] Indeed, even in the case cited by defendants, the plaintiff had already had the chance to conduct at least some discovery. *See Mylan Lab., Inc. v. Akzo, N.V.*, 2 F.3d 56, 64 (4th Cir. 1993) (noting plaintiffs "had ample opportunity to take discovery"). Absent an order or rule to the contrary, jurisdictional discovery is a matter of right under Rule 26(b)(1) of the Federal Rules of Civil Procedure. *See Oppenheimer Fund, Inc. v. Sanders*, 437 U.S. 340, 351 (1978) ("where issues

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[37] If the Court has personal jurisdiction over the defendants to adjudicate Lead Plaintiff's federal claims, then it also has personal jurisdiction over the defendants to adjudicate the state law claims. *See ESAB Group*, 126 F.3d at 628 (recognizing "pendent personal jurisdiction of a district court which has obtained personal jurisdiction over a defendant by reason of a federal claim.")

[38] The defendants argue and, thus, concede that, in any event, personal jurisdiction over them would be proper in California. *See, e.g.*, Lewis at 9. As Judge Blake noted with respect to another defendant in this litigation at the March 1, 2005, discovery hearing, even if this Court were inclined to grant the defendants' motion, the case could be refiled in California, would likely return to Maryland as part of an order by the Judicial Panel on Multi-District Litigation. Thus, dismissal on personal jurisdiction grounds would serve no practical purpose and would only delay the resolution of this case.

[39] In this case, because of the applicable scheduling orders, and the interplay between Lead Plaintiff's motions to lift the PSLRA stay, and the defendants' motions to extend the stay, discovery has been stopped, except to the limited extent permitted in the Court's orders following the March 1, 2005, hearing on discovery issues. Lead Plaintiff, therefore, has not, as a matter of right, been able to engage in jurisdictional discovery. If the Court is inclined to grant the defendants' motions, the Lead Plaintiff respectfully requests that it be permitted to engage in discovery on the jurisdictional issue before resolution of this issue.

arise as to jurisdiction or venue, discovery is available to ascertain the facts bearing on such issues").[40]

D. The State Law Claims Remain

Pursuant to the Court's directive, Lead Plaintiff defers (and does not waive) argument on its state law claims against each of the defendants.[41]

III. CONCLUSION

Because each of the defendants played an integral part in the (inter dependent) scheme that siphoned profits from innocent and unknowing investors, Lead Plaintiff requests that the Court DENY defendants' motions in their entirety. In the event the Court grants any part of defendants' motions, Lead Plaintiff requests leave to amend the Complaint.[42]

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[40] The only Trader Defendants currently named in the Invesco Complaint, the Canary Defendants, have settled the case and did not move to dismiss. Thus, the Trader Defendants' liability is not addressed in this memorandum.

[41] Bear Stearns' argument that Lead Plaintiff lacks standing to pursue a direct § 10(b) claim is not before the Court. Bear Stearns Supp. at 11-12. The Omnibus Opposition explains that plaintiffs have standing to pursue each of the claims in the Complaints, including the § 10(b) claims. *See* Omn. Opp. at 77-89. And unlike the cases cited by Bear Stearns, here Lead Plaintiff has alleged direct harm. Indeed, the question presented in the principal case relied on by Bear Stearns did not consider direct harm to shareholders (as opposed to the funds or Registrant defendants) in the Complaint: "[d]oes a shareholder of a mutual fund have a primary or personal cause of action to recover damages allegedly sustained by his corporation by reason of violations of the antitrust and security laws?" *Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 732 (3d Cir. 1970). Even according to Bear Stearns' distillation of the cases cited in its brief, the § 10(b) claim is direct, as here not every mutual fund was affected by market timing, only select funds were harmed, and according to Bear Stearns a derivative action exists only where "the shares in a corporation lose value and are affected proportionately. . . ." Bear Stearns Supp. at 12. At most, this is an issue decided based on state law involving choice of law issues (which have been deferred). *Cf. Burks v. Lasker*, 441 U.S. 471, 474-80 (1979) (observing that standing issues raised in the context of federal implied rights related to mutual funds often hinge on state corporate law).

[42] Leave to amend would be particularly appropriate here, as the private actions consolidated in MDL 1586 (including the underlying actions consolidated in this Complaint) have never been evaluated on a pleading motion. Also, as the Court is well aware, many of the issues arising in these cases are unique and unprecedented, making any guidance from the Court with respect to

Dated: May 2, 2005

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

/s/

ALAN SCHULMAN
ROBERT S. GANS
NIKI L. MENDOZA
JERALD D. BIEN-WILLNER
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
-and-
J. ERIK SANDSTEDT
JOSEPH A. FONTI
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444
Lead Counsel

Dated: May 2, 2005

TYDINGS & ROSENBERG LLP

/s/

WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

18145.3

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pleading especially valuable. *See, e.g., Foman v. Davis*, 371 U.S. 178, 182 (1962) ("If the underlying facts or circumstances relied upon by a plaintiff may be a proper subject of relief, he ought to be afforded an opportunity to test his claim on the merits. In the absence of any apparent or declared reason – such as undue delay, bad faith or dilatory motive on the part of the movant, repeated failure to cure deficiencies by amendments previously allowed, undue prejudice to the opposing party by virtue of allowance of the amendment, futility of amendment, etc. – the leave sought should, as the rules require, be 'freely given.'") (citation omitted).